Results of Annual Meeting of Stockholders (unaudited)

On October 20, 2015, the Annual Meeting of Stockholders of the Fund was held and the following matters were voted upon based on 7,564,330 shares of common stock outstanding on the record date of August 24, 2015.

(1)	To approve the election of five directors to hold office until the year 2016 Annual Meeting of Stockholders.

Name of Directors	For	Withhold
Ralph W. Bradshaw	5,179,170	255,002
Robert E. Dean	5,189,007	245,166
Edwin Meese III	4,181,078	1,253,094
Scott B. Rogers	5,188,232	245,940
Andrew A. Strauss	5,197,842	236,331
Glenn W. Wilcox, Sr.	5,200,902	233,270